Ceasing Control of Credit Suisse Floating Rate High Income Fund A

As of October 31, 2011, Merrill Lynch ("Shareholder") owned 2,018,143 shares of the Fund, which represented 28.29% of the Fund. As of October 31, 2012, Shareholder owned 2,004,080 shares of the Fund, which represented less than 25% of the outstanding shares. Accordingly, Shareholder has ceased to be a controlling person of the Fund

Ceasing Control of Credit Suisse Floating Rate High Income Fund C

As of October 31, 2011, Merrill Lynch ("Shareholder") owned 1,253,716.72 shares of the Fund, which represented 35.41% of the Fund. As of October 31, 2012, Shareholder owned 2,512,412 shares of the Fund, which represented less than 25% of the outstanding shares. Accordingly, Shareholder has ceased to be a controlling person of the Fund.